Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated August 12, 2009 and the

Prospectus dated December 8, 2008)

Filed Pursuant to Rule 433

Registration No. 333-155993

August 12, 2009

Weingarten Realty Investors

8.10% Notes due 2019

Issuer:	Weingarten Realty Investors

Security Type:	Senior debt

Ratings[1]:	Ratings on the notes are expected to be Baa2 (stable outlook) and BBB (negative outlook) from Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, respectively

Size:	$100,000,000

Trade Date:	August 12, 2009

Settlement Date:	T+5; August 19, 2009

Maturity Date:	September 15, 2019

Coupon	8.10%

Optional Redemption:	We may redeem the notes, in whole or in part, on or after September 15, 2014 at our option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption

Interest Payment Dates:	March 15, June 15, September 15 and December 15, beginning December 15, 2009

Expected Listing:	New York Stock Exchange

Proposed Symbol:	WRD

Price to Public:	100.00%

Purchase Price:	97.50%

Net Proceeds Before Expenses:	$97,500,000

CUSIP:	948741848

Underwriters:	Wells Fargo Securities, LLC Morgan Keegan & Company, Inc. RBC Capital Markets Corporation

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

[1]

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.